

July 2, 2014

<u>Via E-mail</u>
Thomas Wikstrom
President and Treasurer
Worlds Mall, Inc.
5841 East Charleston Blvd. #230
Las Vegas, NV 89123

> **Re:** **Worlds Mall, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 6, 2014**
> **File No. 333-196583**

Dear Mr. Wikstrom:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups ("JOBS") Act by any broker or dealer that is participating or will participate in your offering.

2. Given your current assets and the nature of your operations, it appears that you are a shell company as defined in Securities Act Rule 405 of Regulation C. Accordingly, please disclose that you are a shell company on your prospectus cover page. In addition, include

appropriate risk factor disclosure highlighting the consequences of being a shell company, including:

- the restrictions on your ability to use registration statements on Form S-8;
- the limitations on the ability of your security holders to rely on Rule 144;
- the requirement to file a Form 8-K containing Form 10-type information upon the consummation of an acquisition;
- the potential reduced liquidity or illiquidity of your securities; and
- the increased difficulty in obtain financing through the issuance of shares that cannot rely on Rule 144 for resale.

Further, revise references to Rule 144 throughout the prospectus to clarify that the common stock being registered for resale will not be eligible for resale under Rule 144 until the conditions of Rule 144(i) are met.

Cover Page

3.   You state on the cover page that the selling shareholders are offering the shares of common stock at a fixed price of $0.10 per share but this is inconsistent with your disclosure elsewhere in the filing that the selling shareholders are offering the shares at $0.01 per share. Please revise.

Prospectus Summary, page 1

4.   Please disclose prominently in the first paragraph that your auditors have raised substantial doubt about the company's ability to continue as a going concern, you have not yet generated revenues and that you have a net loss of $24,688 for the period ended March 31, 2014.

Risk Factors

5.   It appears that your management does not have experience managing the type of business in which you intend to engage or in the operation of a public company. Please include an appropriate risk factor highlighting this lack of experience. In addition, to the extent that management will be dedicating less than their full time to this business, include the number of hours that each manager intends to devote to your operations and any potential conflicts of interest that may arise from business activities of the officers and directors.

If we are unable to secure additional capital…, page 4

6.   Please reconcile the statement that you have sufficient cash to operate for 18 months with your disclosure elsewhere in the filing that your sources of cash are not adequate for the next 12 months.

Our common shares will not be registered…, page 6

7.   Please revise the third sentence of this risk factor to clarify that you will required to register under the Exchange Act if on the last day of your fiscal year the company has total assets of more than $10 million by either 2,000 persons or 500 persons who are not accredited investors. See Exchange Act Section 12(g)(1)(A). In addition, consider revising this risk factor to avoid repetitive disclosure. In this regard, we note your disclosure regarding the proxy rules and Section 16. We also note the discussion in the immediately following risk factor regarding automatic reporting suspension.

Our future success is dependent on…, page 6

8.   The caption to this risk factor is inconsistent with the disclosure immediately following and elsewhere in your prospectus. For example, Adam Wasserman is not identified as an officer anywhere else in the filing. Similarly, Darin Myman is described as your sole director throughout the filing but Thomas Wikstrom also serves as a director. Please disclose the number of directors you currently have and provide the required disclosure, including biographical information pursuant to Item 401 of Regulation S-K. Revise to ensure that the registration statement is signed by at least a majority of the board of directors or persons performing similar functions.

We could be liable…, page 7

9.   Please revise to clarify the applicability of this risk factor to your planned business. It is unclear from the description of your business how you could be considered an online platform provider.

Even after we are no longer an "Emerging Growth Company…," page 9

10.   Please expand to disclose that you may also continue to provide reduced executive compensation disclosure as a smaller reporting company in the event that you cease to be an emerging growth company. Refer to JOBS Act Section 102(c).

Special Note Regarding Forward Looking Statements, page 11

11.   Refer to the last sentence. Please revise for clarity and disclose the forward-looking statements to which you refer by the phrase "the following forward-looking statements."

Selling Security Holders, page 12

12.   Please provide a materially complete discussion of how the securities were acquired by the selling shareholders being offered in this registration statement. It appears that some of the securities were sold for cash but you also received a $1,000 "stock subscription receivable" based on your disclosure on page F-11. Explain the terms of the transaction

in which you received the stock subscription receivable. The background of the issuances to the selling shareholders and the nature of the arrangements, agreements, and relationships with the company should include, for each selling securityholder, a discussion of the date of the transaction in which the securities were sold, the amount of securities sold, the agreement(s) that evidence the sale, the instrument(s) that define the rights of the securityholders, and the private placement agent, if any.

Description of Business

Our Business, page 15

13.   Please disclose when you expect to complete your website and begin to generate revenues.

14.   Refer to the fourth paragraph in this section. Please expand the description of your business to explain how gaming software is necessary to the development of your website.

15.   In the second risk factor on page 5 you disclose that your "success will depend on generating revenues from micro-service transactions." Consider providing additional disclosure on how this part of your business will operate, including how it relates to "'pay per click' advertising," which you state on page 15 will generate the majority of your revenue.

Marketing Strategy, page 16

16.   Regarding the domain name you mention in the first sentence, please tell us, with a view to material disclosure, whether you have purchased and registered this domain name.

Contractual Obligations, page 18

17.   The disclosure in this section appears to be incomplete. For example, you refer to a table and a summary of assumptions that you do not include. Please revise.

Directors, Executives Officers, Promoters and Control Persons, page 18

18.   Please include the disclosure required by Item 401(e) of Regulation S-K regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Wikstrom should serve as a director.

Management's Discussion and Analysis of Financial Condition and Result of Operations

Liquidity and Capital Resources, page 17

19.   Disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources and the current rate at which you use funds in your operations.

Transactions with Related Persons, Promoters and Certain Control Persons, page 20

20.   Please revise your disclosure on page 21 that your stock is "listed on the OTC Markets." This appears to be inconsistent with disclosure elsewhere in the filing.

21.   Please disclose the advances from a stockholder as a related party transaction or tell us why you believe this information is not required. Ensure that you include the material terms of the loan, including the interest rate and repayment obligations. Tell us what consideration you have given to filing any agreement as an exhibit to the registration statement.

Transactions with Promoters, page 20

22.   We note your disclosure on page F-12 that during the year ended December 31, 2013, a significant stockholder of the company contributed $13,000 to the company which was recorded as paid-in capital. Please tell us what consideration you have given to disclosing the identity of the stockholder as a promoter of the company. See Item 404(c) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3453 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc: Via E-mail
        Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, P.C.